UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   May 2006

Commission File Number 0-29586

 EnerNorth Industries Inc.
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)

Date: May 4, 2006                  By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

[Missing Graphic Reference]EnerNorth Industries Inc.

EnerNorth Reports on Third Quarter Results

Toronto, Canada - May 4, 2006 - EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) announces that it has filed its unaudited consolidated financial statements and management’s discussion and analysis for the third quarter ended March 31, 2006, expressed in Canadian dollars. Below is a summary of financial and operational highlights for the third quarter ending March 31, 2006. For full details of EnerNorth’s unaudited interim financial results and management’s discussion and analysis please visit www.sedar.com or www.sec.gov.

SUMMARY OF INTERIM FINANCIAL INFORMATION
	Nine Months Ending March 31			Three Month Ending March 31
	2006	2005	% Change	2006	2005	% Change
FINANCIAL INFORMATION:
Oil and gas revenue	908,498	753,987	20%	203,386	271,878	-25%
Less: royalties	128,361	157,778	-19%	36,445	65,834	-45%
Net revenue	780,137	596,209	31%	166,941	206,044	-19%
Net income (loss) from operations before discontinued operations	204,740	(1,456,530)	-114%	368,323	(771,886)	-148%
Income and gain on disposition of discontinued operations	-	2,184,997	-100%	-	1,960,009	-100%
Net income for the year	204,740	728,467	-72%	368,323	1,188,123	-69%
Net income (loss) from continuing operations per share	0.05	(0.36)	-114%	0.09	(0.19)	-148%
Net income per share	0.05	0.18	-72%	0.09	0.29	-69%
Total assets	16,318,939	15,872,568	3%	16,318,939	15,872,568	3%
Total financial liabilities	8,796,054	7,904,777	11%	8,796,054	7,904,777	11%
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	183	292	-37%	123	233	-47%
Natural gas liquids (bbls per day)	12	10	20%	4	14	-71%
Crude oil (bbls per day)	13	11	18%	15	14	7%
Total (boe per day)	55	69	-20%	39	66	-41%
Average Commodity Prices
Natural gas ($/mcf)	$ 10.63	$ 6.50	64%	$ 8.71	$ 7.97	9%
Natural gas liquids ($/bbl)	$ 47.02	$ 33.77	39%	$ 48.17	$ 32.67	47%
Crude oil ($/bbl)	$ 66.97	$ 50.98	31%	$ 66.51	$ 52.71	26%
Total ($/boe)	$ 60.90	$ 40.12	52%	$ 57.30	$ 45.68	25%
Royalties
Natural gas ($/mcf)	$ 1.29	$ 1.29	0%	$ 1.74	$ 1.18	47%
Natural gas liquids ($/bbl)	$ 10.12	$ 12.35	-18%	$ 12.88	$ 10.03	28%
Crude oil ($/bbl)	$ 9.33	$ 7.76	20%	$ 9.33	$ 9.07	3%
Total royalties ($/boe)	$ 8.61	$ 8.39	3%	$ 10.27	$ 8.07	27%
Production costs
Natural gas ($/mcf)	$ 3.47	$ 3.05	14%	$ 3.89	$ 1.60	143%
Natural gas liquids ($/bbl)	$ 8.78	$ 8.11	8%	$ 16.69	$ 5.86	185%
Crude oil ($/bbl)	$ 23.78	$ 31.33	-24%	$ 26.35	$ 21.12	25%
Total production costs ($/boe)	$ 18.93	$ 18.88	0%	$ 23.84	$ 10.99	117%
Netback by Product
Natural gas ($/mcf)	$ 5.87	$ 2.16	172%	$ 3.08	$ 5.19	-41%
Natural gas liquids ($/bbl)	$ 28.12	$ 13.31	111%	$ 18.60	$ 16.78	11%
Crude oil ($/bbl)	$ 33.86	$ 11.89	185%	$ 30.83	$ 22.52	37%
Netback ($/boe)	$ 33.36	$ 12.85	160%	$ 23.19	$ 26.62	-13%

About EnerNorth Industries Inc.
EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.177 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

Suite 1502, 1 King Street West, Toronto, Ontario, M5H 1A1 Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com